Firemans Contractors, Inc.
8200 Northeast Parkway, Suite 103
North Richland Hills, TX 76180
(800) 475-1479 / (888) 899-5957

March 2, 2011

Ms. Pamela A. Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

Re: Firemans Contractors, Inc.
Amendment No. 2 Registration Statement on Form S-1
Filed February 10, 2011
File No. 333-169384

Dear Ms. Long,

Firemans Contractors, Inc. (the “Company”) responds as follows to the Staff’s comments dated February 23, 2011, relating to the above-captioned filings.

Prospectus Cover Page

1. We note your disclosure that you are offering 20,000,000 shares of common stock in your initial public offering on a “best-efforts" basis. “Best efforts" is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf. As you are not engaging a third party financial intermediary to sell your offering, it appears that you should characterize your offering as a "direct primary" offering rather than as a “best efforts" offering. Please revise your disclosure throughout the prospectus to better characterize your offering as being a “direct primary” offering

Response: We have re-characterized the offering as requested.

Use of Proceeds, page 11

2. We note your revised and updated disclosure. Please further revise your disclosure to show how you would allocate the proceeds from the offering assuming you sold less than 100% of the securities you are offering. We suggest that you use 25%, 50%, 75% and 100% as benchmarks for your disclosure.

Response: We have revised the disclosure as requested.

3. Your disclosure states that "approximate1y $142,000 of the debt constitutes trade and other payables and accrued expenses" and "approximately $31,000 relates to equipment financing." Please tell us how these amounts reconcile to your balance sheet at December 31, 2010. Please also clarify what debt you are referring to in this statement.

Response:   Our statement refers to the entire amount of liabilities on the books of the Company as of December 31, 2010, in response to previous comments from the Commission.  Derived from the financial statements as of December 31, 2010:

$142,000 - sum of Accounts payable, Accrued expenses, Warranty liability and Other Payables;
$31,000 - sum of Capital lease obligation and Long-term debt, including current portion
Remainder ($339,000) - Loans payable to shareholders, including accrued interest.
Total liabilities -approximately $512,000

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 13
Liquidity; and Capital Resources, page 14

4. We note that in January 2011, you have secured a $500,000 1ine of credit. Please revise your document to disclose the significant provisions of the credit agreement, including whether you are subject to financial covenants. In addition, since you refer to the same agreement as a convertible note, in note 11 to your financial statements, please clarify that convertible note and the line of credit item are one in the same. Please also see related comment below.

Response: We have made the revisions as requested.

Financial Statements, page F-1
Statement of Operations, page F-12

5. We note that you do not include depreciation in your cost of revenues line item. Given this, please remove the gross profit line item and any other references in the filing to gross profit. Refer to SAB Topic 11B.

Response: We have made the adjustments as requested.

Note 11. Subsequent Events, page F-16

6. Please explain to us and revise your note to disclose:

• Whether principal repayment is due upon termination of the agreement, after one year; and

• How you will account for the convertible notes, including how have accounted for the first advance of the convertible note in your financial statements.

Response:   We have made the revisions as requested.  The first and subsequent advances will be accounted for as short-term convertible notes payable. Dependent on the amount drawn on the line-of-credit, a liability associated with the discounted conversion feature will be recognized at each period end.

The company acknowledging that:

· should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff acting pursuant to delegated authority, in declaring the filing effective, does not relive the company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Firemans Contractors, Inc. trusts that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact Nikolay Frolov, CFO, at (214) 507-0487, if you have any questions.

Very truly yours,

/s/ Nikolay Frolov
Nikolay Frolov, CFO